EXHIBIT 99.1

Alio Gold Reports Fourth Quarter and Full-Year 2018 Results

VANCOUVER, British Columbia, March 13, 2019 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”) today reported its fourth quarter and year end 2018 results. Production results were previously released on January 15, 2019.

2018 Highlights and Outlook

  Gold production1 of 83,634 ounces at all-in sustaining cost1,2 (“AISC”) of $1,338/oz.
  Net loss of $14.0 million, or $(0.21) per share.
  Cash used in operating activities was $18.4 million.
  Cash and investments of $22.0 million, working capital2 of $62.7 million as of December 31, 2018.
  Completed the business combination with Rye Patch Gold.
  Completed the sale to Coeur Rochester, Inc., a wholly-owned subsidiary of Coeur Mining, Inc., (“Coeur”) of some of the Company’s non-core assets and received 4,268,703 common shares that were subsequently sold for $17.8 million.
  Reduced outstanding Macquarie debt to nil.

Recent Developments Subsequent to Quarter End

  Completed an updated Life of Mine Plan for the Florida Canyon Mine.
  Processing only low-grade stockpile material at the San Francisco Mine with active mining stopped.
  Resignation of Greg McCunn as CEO effective March 2019, to be succeeded by Mark Backens as President and CEO.

Production and Financial Summary

($ thousands, except where indicated)	Three months ended Dec 31		Year ended Dec 31
	2018	2017	2018[a]	2017
Gold sold (ounces)	21,985	16,067	82,598	83,211
Silver sold (ounces)	12,298	7,873	44,911	38,911
Metal revenues	$27,015	20,593	104,527	105,162
Production costs, excl. depreciation and depletion	$40,462	16,862	102,263	69,818
Net earnings (loss) from operations	$(22,007)	(547)	(29,222)	22,066
Net earnings (loss)	$(16,838)	(2,853)	(14,044)	11,898
Net earnings (loss) per share, basic	$(0.20)	(0.06)	(0.21)	0.30
Cash flows (used in) operating activities[b]	$(4,743)	(2,183)	(18,393)	13,070
By-product cash costs[1,4] (per ounce)	$1,176	1,041	1,055	831
AISC[1,2] (per ounce)	$1,468	1,357	1,338	1,034
Average realized gold price per gold ounce[c]	$1,233	1,274	1,280	1,256

a Figures include Florida Canyon financial and operational data from May 25, 2018 to December 31, 2018
b After changes in non-cash working capital
c The average realized gold price includes realized gains on derivatives

Florida Canyon Mine (100%-owned)

The Florida Canyon Mine produced 12,922 gold ounces and 8,590 silver ounces in Q4 2018 compared to 11,998 gold ounces and 8,960 silver ounces during Q3 2018. Gold and silver production increased as a result of the continuation of the ramp-up of the heap leach to steady state operations. During Q4 2018 the mine’s by-product cash cost was $1,083 per ounce compared to $1,014 during Q3 2018.  AISC for Q4 2018 was $1,220 per ounce compared to $1,060 per ounce during Q3 2018.

For the full year 2018 Florida Canyon produced 47,353 gold ounces and 31,993 silver ounces.

During the fourth quarter of 2018 the mine continued to see increased throughput through the crushing circuit as a result of the improvements made. In the month of December 2018, the mine achieved 792,000 dry short tons through the crushing circuit and is on track to achieve its steady state rate of approximately 2.2 Mt per quarter by the second quarter of 2019. Planned capital expenditures in 2019 total approximately $10.3 million and will be employed to expand the existing leach pad as well as construct a new higher capacity dump-pocket. The dump-pocket will facilitate direct truck tipping thereby eliminating rehandle and is expected to result in significant cost savings.

The Company completed a NI 43-101 compliant technical report that was filed on www.sedar.com and the Company’s website on February 12, 2019. The technical report included an update to the Mineral Reserves and Resources, a new LOM plan and recommendations on improvements to increase production and lower costs. Included in these recommendations was the required work to bring the adjacent Standard Mine into production as well as to further investigate the known sulphide deposit beneath the oxide resource through a potential strategic partnership.  The highlights of the new mine plan include:

  After-tax NPV5% of $105 million based on a $1,300 per ounce gold price
  Proven and Probable Mineral Reserves of 1.01 million ounces gold (85.9 million tonnes at 0.37 g/t gold) based on a pit designed to maximize project economics at $1,250/oz gold price
  Production ramping up to an average of 75,000 ounces per year
  Life of mine (“LOM”) gold production of 734,000 ounces with a 9.8-year mine life
  LOM free cash flow of $138 million, after tax, at $1,300/oz gold
  Capital expenditures of $81.9 million expected over the LOM, including replacement of mining fleet
  LOM cash costs of $903 per ounce of gold and all-in sustaining costs of $1,058 per ounce of gold
  LOM gold recovery of 71%

Further potential upside value to the LOM will be investigated during 2019. The LOM includes the assumption the existing CAT 785 fleet is replaced over a period of time with new equipment.  The Company will be evaluating alternative options to reduce the sustaining capital requirements as well as potentially reducing the truck size to CAT 777’s to allow narrower ramps in the pits.

In addition, in the LOM the silver revenue was not modelled in the Mineral Reserve Estimate and as such, no silver credit has been taken in the LOM. Historically, Florida Canyon has produced approximately 0.88 ounces of silver for every ounce of gold.

San Francisco Mine (100%-owned)

The San Francisco Mine in Q4 2018 produced 10,292 gold ounces and 4,204 silver ounces compared to 16,070 gold ounces and 7,873 silver ounces during Q4 2017. Gold and silver production was lower as a result of fewer recoverable ounces deposited on the leach pads.

For the full year 2018 the San Francisco Mine produced 53,990 gold ounces and 24,774 silver ounces compared to 83,558 gold ounces and 38,911 silver ounces in the full year 2017.  The decrease was a result of lower than expected tonnes and grade of the ore placed on the leach pad coupled with below plan gold recovery.

The by-product cash cost in Q4 and full year 2018 was $1,311 per ounce and $1,042 per ounce, respectively. This compares to Q4 and full year 2017 of $1,041 per ounce and $831 per ounce, respectively. AISC for Q4 and full year 2018 was $1,558 per ounce and $1,258 per ounce, respectively. This compares to Q4 and full year 2017 of $1,153 per ounce and $1,034 per ounce, respectively. The increase in cash cost and AISC was due to fewer ounces produced.

A full technical review of the mining operations that commenced in September 2018 identified a number of opportunities to reduce mining dilution. These included:

  Optimizing the mine planning to align dig plans with the geological structure;
  Split mining of ore benches; and
  Monitoring movement during blasting.

However, the San Francisco pit did not meet planned ore production rates at an acceptable strip ratio in the upper levels of the planned pit laybacks.  As a result, in January 2019 the Company made the decision to stop active mining in the San Francisco pit and only process low grade stockpile material through the crushers while investigating a number of mine planning options. These options were investigated and included:

  Resume mining at 90,000 to 100,000 tonnes per day with ore feed from both the San Francisco and La Chicharra pits;
  Possible enhancements to the comminution circuit to improve gold recovery; and
  Rationalizing and optimizing the ore yield with mining rates.

While these options were economic the Company does not have the ability to fund the capital required for the various options.  As a result the decision has been made to continue leaching and processing low grade ore from the stockpiles until the end of the year at which time the stockpiles are expected to be depleted. Following the depletion of the stockpiles the operation will go into residual leach.

Financial performance

Metal revenues for Q4 and full year 2018 were $27.0 million and $104.5 million, respectively. This compares to Q4 and full year 2017 metal revenues of $20.6 million and $105.2 million, respectively.

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and for Q4 and the full year 2018 were $40.5 million and $102.3 million, respectively. This compares to Q4 and the full year 2017 production costs of $16.9 million and $69.8 million, respectively. The increase was primarily as a result of the addition of the Florida Canyon Mine costs and the higher unit mining costs from the San Francisco pit compared to the La Chicharra pit which was mined during 2017.

Depletion and depreciation costs for Q4 and the full year 2018 were $4.6 million and $8.6 million, respectively.  This compares to Q4 and full year 2017 depletion and depreciation costs of $1.1 million and $4.6 million, respectively.  The increase was a result of an impairment of depletion costs allocated to inventory at San Francisco and the addition of the costs associated with Florida Canyon.

Loss for the Company for Q4 and the full year 2018 was $16.8 million and $14.0 million, respectively. This compares to a net loss of $2.9 million in Q4 2017 and net earnings of $11.9 million for the full year 2017. The decrease was primarily a result of lower earnings from operations.

Cash and cash equivalents at December 31, 2018, were $22.0 million. During the fourth quarter, the Company used $4.7 million in cash from operations after changes in non-cash working capital. The Company invested $2.2 million at the San Francisco Mine, $1.8 million at the Florida Canyon Mine and $3.2 million at the Ana Paula Project. Proceeds from the sale of non-core assets, net of transaction costs were $17.8 million.

During the full year 2018 the Company used $18.4 million in cash from operations after changes in non-cash working capital. The Company invested $11.3 million at the San Francisco Mine, $2.4 million at the Florida Canyon Mine and $15.8 million at the Ana Paula Project. Short-term investments matured of $20.0 million, cash received on the Rye Patch acquisition was $10.9 million and cash received on reclamation bonds was $5.1 million.  Proceeds from the sale of non-core assets, net of transaction costs were $17.8 million.

Working capital5 at December 31, 2018 was $62.7 million.

Please refer to the Company's financial statements, related notes and accompanying Management Discussion and Analysis for a full review of the San Francisco and Florida Canyon operations and Ana Paula project. This can be viewed on the Company’s website at www.aliogold.com, on SEDAR at  www.sedar.com and EDGAR at www.sec.gov.

About Alio Gold

Alio Gold is a growth-oriented gold mining company, focused on exploration, development and production in Mexico and the USA. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico, its 100%-owned and operating Florida Canyon Mine in Nevada, USA and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties located in Mexico and the USA.

Footnotes:

1) Production and costs include the San Francisco Mine and, for the period of May 25, 2018 to December 31, 2018, the Florida Canyon Mine

2) Non-GAAP Measure: All-in sustaining cost per gold ounce

The Company has adopted an all-in sustaining cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

All-in sustaining costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around the mine at the end of the mine life. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

The following table provides a reconciliation of the all-in sustaining cost per gold ounce on a by-product basis to the consolidated financial statements for the three and twelve months ended December 31, 2018:

	Three months ended Dec 31,		Year ended Dec 31,
	2018	2017	2018	2017
Production costs (1)	$26,028	$16,862	$87,830	$69,818
Corporate and administrative expenses (2)	2,028	3,216	8,778	7,929
Sustaining capital expenditures (3)	4,002	1,790	13,747	8,734
Accretion for site reclamation and closure	389	58	876	230
Less: By-product silver credits	(166)	(124)	(689)	(652)
All-in sustaining costs	32,282	21,802	110,542	86,059
Divided by gold sold (ozs)	21,985	16,067	82,598	83,211
All-in sustaining cost per gold ounce on a by-product basis	$1,468	$1,357	$1,338	$1,034
  Adjusted to exclude inventory impairment of $14.4 million for Q4 2018 and fiscal 2018 (three months and year ended December 31, 2017 - $nil and $nil, respectively). Including the inventory impairment AISC per gold ounce on a by-product basis would be $2,125 and $1,513 for Q4 2018 and fiscal 2018, respectively.
  Corporate and administrative expenses adjusted for the three months and year ended December 31, 2018, to remove Rye Patch transaction costs of $0.1 million and $2.8 million, respectively (three months and year ended December 31, 2017 - $nil and $nil, respectively), and termination benefits of $0.2 million and $0.7 million, respectively (three months and year ended December 31, 2017 - $nil and $0.7 million, respectively).
  For the three months and year ended December 31, 2018, sustaining capital expenditures includes deferred stripping at the San Francisco Mine of $2.0 million and $8.7 million, respectively (three months and year ended December 31, 2017 - $6.3 million and $10.9 million, respectively).

3) Non-GAAP Measure: Cash cost per gold ounce and cash cost per gold ounce on a by-product basis

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce. The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the consolidated financial statements for the three and twelve months ended December 31, 2018:

	Three months ended Dec 31,		Year ended Dec 31,
	2018	2017	2018	2017
Production costs	$26,028	$16,862	$87,830	$69,818
Divided by gold sold (ozs)	21,985	16,067	82,598	83,211
Cash cost per gold ounce	1,184	1,049	1,063	839
Less: By-product silver credits per gold ounce (1)	(8)	(8)	(8)	(8)
Cash cost per gold ounce on a by-product basis	$1,176	$1,041	$1,055	$831
  Adjusted to exclude inventory impairment of $14.4 million for Q4 2018 and fiscal 2018 (three months and year ended December 31, 2017 - $nil and $nil, respectively). Including the inventory impairment cash cost per gold ounce on a by-product basis would be $1,833 and $1,230 for Q4 2018 and fiscal 2018, respectively.
  Management determined that silver metal revenues, when compared to gold metal revenues, are immaterial and therefore considered a by-product of the production of gold. For the three months and year ended December 31, 2018, total by-product silver credits were $0.2 million and $0.7 million, respectively (three months and year ended December 31, 2017 - $0.1 million and $0.7 million, respectively).

  For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently. Working capital is calculated by deducting current liabilities from current assets.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release include, but are not limited to, statements which relate to future events. Such statements include estimates of future gold prices, current and future gold production at the Florida Canyon Mine, the LOM of the Florida Canyon Mine, revenue and cash flows generated by the operation of the Florida Canyon Mine, operating, capital, cash, closure and all in sustaining costs associated with the Florida Canyon Mine, gold grades and recovery at the Florida Canyon Mine, mining rates, strip ratios at the Florida Canyon Mine and future taxes payable by the Company and its subsidiaries; the Florida Canyon Mine mineral resource and reserve estimates; and estimates, forecasts and statements with respect to mine plans and designs, including with respect to the replacement of the Florida Canyon mining fleet, the expansion to the leach pad and key infrastructure around the crushing circuit at the Florida Canyon Mine and the benefits expected to be derived therefrom, the restart of the Standard Mine and potential future production growth resulting therefrom, plans with respect to the sulphide deposit at the Florida Canyon Mine and the benefits expected to be derived therefrom and planned activities to improve reliability and operating efficiency and reduce operating and sustaining capital cost requirements at the Florida Canyon Mine.

Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of gold price, production, revenue, capital expenditure, cost, reserve and resource, grade, mining, strip ratio, recovery, mine life, net present value, and tax estimates and other assumptions, projections and estimates made in respect of the Florida Canyon Mine; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; general economic conditions, that labour disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold, silver or other metals; competitive conditions in the mining industry; title to mineral properties costs; and changes in laws, rules and regulations applicable to the Company. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release herein by reference include, but are not limited to: decreases in the price of gold; competition with other companies with greater financial and human resources and technical facilities; maintaining compliance with governmental regulations and expenses associated with such compliance; ability to hire, train, deploy and manage qualified personnel in a timely manner; ability to obtain or renew required government permits; failure to discover new reserves, maintain or enhance existing reserves or develop new operations; risks and hazards associated with exploration and mining operations; accessibility and reliability of existing local infrastructure and availability of adequate infrastructures in the future; environmental regulation; land reclamation requirements; ownership of, or control over, the properties on which the Company operates; maintaining existing property rights or obtaining new rights; inherent uncertainties in the process of estimating mineral reserves and resources; reported reserves and resources may not accurately reflect the economic viability of the Company’s properties; uncertainties in estimating future mine production and related costs; risks associated with expansion and development of mining properties; currency exchange rate fluctuations; directors’ and officers’ conflicts of interest; inability to access additional capital; problems integrating new acquisitions and other problems with strategic transactions; legal proceedings; uncertainties related to the repatriation of funds from foreign subsidiaries; no dividend payments; volatile share price; negative research reports or analyst’s downgrades and dilution; and other factors contained in the section entitled “Risk Factors” in the Company’s annual information form dated March 14, 2018 and filed on the Company’s SEDAR profile.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Source: ALO

For further information, please contact:
Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

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